SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

                                 Amendment No. 4

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                             Transwitch Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    894065101
                                 (CUSIP Number)

                                December 31, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G/A is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 9 Pages)
________________
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894065101                 13G/A                   Page 2 of 9 Pages

_____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Ilex Partners, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 14,964,749
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 14,964,749
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 14,964,749
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                9.43%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 894065101                13G/A                    Page 3 of 9 Pages

_____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                      Steinhardt Overseas Management, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 14,964,749
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 14,964,749
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 14,964,749
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                9.43%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 894065101                 13G/A                   Page 4 of 9 Pages

_____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Michael H. Steinhardt
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 14,964,749
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 14,964,749
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 14,964,749
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                9.43%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 894065101                 13G/A                   Page 5 of 9 Pages


Item 1(a).     Name of Issuer:

         The name of the issuer is Transwitch Corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

         The Company's principal executive offices are located at Three Enterprise Drive, Shelton, CT 06484.

Item 2(a).     Name of Person Filing:

         This statement is filed by:
          (i) Ilex Partners, L.L.C., a Delaware limited liability company ("Ilex"), with respect to the shares of Common Stock directly owned by it;
         (ii) Steinhardt Overseas Management, L.P., a Delaware limited partnership ("SOM"), with respect to the shares of Common Stock directly owned by Ilex; and
        (iii) Michael H. Steinhardt ("Mr. Steinhardt"), with respect to the shares of Common Stock directly owned by Ilex.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

         The address of the business office of each of the Reporting Persons is 650 Madison Avenue, 17th Floor, New York, New York 10022.

Item 2(c).     Citizenship:

         Ilex is a limited liability company organized under the laws of the State of Delaware. SOM is a limited partnership organized under the laws of the State of Delaware. Mr. Steinhardt is a United States citizen.

Item 2(d).     Title of Class of Securities:

         Common Stock, $.001 par value (the "Common Stock").

CUSIP No. 894065101                 13G/A                   Page 6 of 9 Pages


Item 2(e).  CUSIP Number:

         894065101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

Item 4.   Ownership.

         A. Ilex Partners, L.L.C.
              (a) Amount beneficially owned: 14,964,749
              (b) Percent of class: 9.43%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 158,631,788 shares of Common Stock issued and outstanding as of
                  November 7, 2008 as reflected on the Form 10-Q for the quarterly period ended September 30, 2008 filed by the Company on November 10, 2008.
              (c) (i)   Sole power to vote or direct the vote: -0-
                  (ii)  Shared power to vote or direct the vote: 14,964,749
                  (iii) Sole power to dispose or direct the disposition: -0-
                  (iv)  Shared power to dispose or direct the disposition:
                        14,964,749

CUSIP No. 894065101                13G/A                    Page 7 of 9 Pages


         B. Steinhardt Overseas Management, L.P.
              (a) Amount beneficially owned: 14,964,749
              (b) Percent of class: 9.43%
              (c) (i)   Sole power to vote or direct the vote: -0-
                  (ii)  Shared power to vote or direct the vote: 14,964,749
                  (iii) Sole power to dispose or direct the disposition: -0-
                  (iv)  Shared power to dispose or direct the disposition:
                        14,964,749

         C. Michael H. Steinhardt
              (a) Amount beneficially owned: 14,964,749
              (b) Percent of class: 9.43%
              (c) (i)   Sole power to vote or direct the vote: -0-
                  (ii)  Shared power to vote or direct the vote: 14,964,749
                  (iii) Sole power to dispose or direct the disposition: -0-
                  (iv)  Shared power to dispose or direct the disposition:
                        14,964,749

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     SOM serves as the managing member of Ilex. As such, it has the power to direct the affairs of Ilex, including decisions with respect to the disposition of the proceeds from the sale of the Common Stock. Mr. Steinhardt is the general partner of SOM, and in that capacity directs its operations. As a result, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 894065101                 13G/A                   Page 8 of 9 Pages


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 894065101                 13G/A                   Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 9, 2009

                                    /s/ Michael H. Steinhardt
                                    -----------------------------------
                                    Michael H. Steinhardt, individually, and
                                    as general partner of
                                    Steinhardt Overseas Management, L.P.,
                                    for itself and as managing member of
                                    Ilex Partners, L.L.C.